Mr. William Demarest

United States Securities and Exchange Commission

Washington, D.C.

20549

February 22, 2007

RE: File No. 0-29067 - Responses to SEC Letter dated February 5, 2007

Dear Mr. Demarest:

Attached are Most Home Corp.'s responses to your letter dated February 5, 2007 in regards to our 10KSB filing for the year ended July 31, 2006.

1. We note that the percentages in this table were incorrect and was the result of a typo. The table should read as follows and we will fix in future filings.

Year ended July 31, 2006 as compared to year ended July 31, 2005, page 12

Revenues for the year ended July 31, 2006 were $1,791,580 compared to $1,743,335 for the previous year ended July 31, 2005. The following table shows revenue comparisons to prior fiscal year:

	Year ended July 31, 2006	% of Sales	Year ended July 31, 2005	% of Sales
Revenues:
Referrals	770,071	43.0%	$ 1,063,053	61.0%
Membership & ClientBuilder	783,882	43.8%	652,856	37.4%
Wireless and mobility	229,738	12.8%	8,574	0.5%
Other	7,889	0.4%	18,852	1.1%
	1,791,580	100%	1,743,335	100.0%

2. The discussion regarding Gross Margin has been reworded to more clearly explain our discussion. Changes are noted in italics:

Gross margin for the year ended July 31, 2006 was $654,586 compared to $805,978 for the comparable year ended July 31, 2005. The decrease in gross margin as a percentage of revenue for the year ended July 31, 2006 is due to increased support hours and time required to meet contract service requirements. Impacts of foreign exchange rates added to the decrease as well. Changes in the sources of revenue of the Company influence the gross margin percentage. As a percentage of revenue, membership and ClientBuilder sales increased to 43.75% for the year ended July 31, 2006 compared to 20.07% for the year ended July 31, 2005. Wireless sales increased to 12.82% for the year ended July31, 2006 compared 0.49% for the year ended July

31, 2005. As a percentage of total revenue, referral fees decreased to 42.98% for the year ended July 31, 2006 from 60.9% for the year ended July 31, 2005. Gross margin on sales decreased in the year ended July 31, 2006 due to decreased referral revenue while costs remained fixed. Membership, ClientBuilder and Wireless sales have a higher gross margin associated with them. As these products continue to increase as a percentage of gross revenues and lower margin referral revenues decrease, gross margin will increase in future periods. Continued weakness in the Canadian dollar may decrease gross margin in future periods (see Foreign Currency Impact).

3. The following explanation regarding the effect substantial doubts on the ability to remain a going concern in our goodwill impairment testing has been included below for your review.

SFAS No. 142 states that goodwill is measured at the ``reporting unit`` level. A reporting unit is an operating segment for which discrete financial information is available.

Goodwill impairment testing is done in two discrete steps:

  The fair market value of the reporting unit is calculated. This valuation is done as of a specific date and must be repeated annually at the same time each year. The fair market value is compared to the carrying value of the reporting unit. If the fair market value is equal to or greater than the unit's carrying value, then goodwill of the reporting unit is not considered to be impaired. Thus, step 2 of the impairment test is not necessary. Alternatively, "ìf the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any".

  In this step, the implied fair market value of goodwill is estimated and compared to the carrying value of goodwill for the reporting unit. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recorded, the adjusted carrying amount of goodwill becomes the new accounting basis for subsequent goodwill impairment tests.

Most Home Corp. ("the Company") acquired Most Referred Real Estate Agents Inc. ("the Entity") ("reporting entity") on April 28, 2000 and is an operating subsidiary of Most Home Corp. The Entity is considered a reporting unit for purposes of annual impairment testing pursuant to SFAS No. 142. The Entity provides on-line lead management qualification services to the Real Estate Industry, including lead generation, lead verification and call center management. The lead management contact center employs licensed realtors to manage these leads.

The Company generally determines the fair value of its reporting units using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of the reporting unit exceeds its fair value, the Company would perform the second step of the goodwill impairment test (as noted above) to determine the amount of the impairment loss.

Management considered the following factors as part of the testing process pursuant to SFAS No. 142:

  The economic environment and industry segment in which the Entity operates- There is no change in the legal factors or in the way the Entity is conducting its business since acquisition. Key personnel are still employed by the Entity. Although the real estate market has declined in recent months, this decline has added value to our customers. With less demand, realtors are looking for ways to increase their market opportunities in a declining market. During the fiscal year ended July 31, 2006 the Company signed major lead management qualification agreements with Windermere Real Estate Services, RE/MAX Western Canada, RE/MAX Ontario Atlantic, The Herman Group, and Prudential WCI. Subsequent to year end, a Master Services Agreement was signed with Wells Fargo to provide Real Estate and Mortgage lead management services. Once fully implemented these contracts are expected to provide ample cash flow to fund the operations of the Entity. These factors were considered in forecasting future operating performance of the reporting entity.

  An analysis of the reporting entity's forecasted future operating performance and discounted cash flow analyses- The discounted cash flows for the reporting unit were based on discrete four year financial forecasts developed by management for planning purposes. Management considered the actual financial results for the fiscal years ended July 31, 2006, 2005 and 2004 in developing financial forecasts as well as other pertinent financial information. In determining the length of time for which financial forecasts were determined, we considered the substantial doubts about our ability to continue as a going concern at the consolidated level of the Company. As a result we limited the discounted future cash flows to a period of four years for which management believes it has a reasonable level of visibility at the reporting unit level. Anticipated future cash flows beyond this period were not considered in the impairment analyses. Market capitalization of the Company was also considered in assessing the reasonableness of the cumulative fair values of its reporting units estimated using discounted cash flow methodology.

  Substantial doubts on our ability to continue as a going concern- We considered our annual impairment testing of goodwill at the reporting unit level. Since the Company at the consolidated level has a working capital deficiency and accumulated losses, our auditors expressed substantial doubt about our ability to continue as a going concern. It is the opinion of management, that the Company at the consolidated level will be able to sustain itself for a period of at least 12 months. Subsequent to year end, management has raised approximately $500,000 to fund the operations of our operating subsidiary, Most Referred Real Estate Agents Inc. Management is also working diligently to secure additional financing to fund the Company at the consolidated level.

  Based on the qualitative and quantitative factors described above, the Company's management believes there is no evidence of an event or circumstance indicating that the current fair market values of the goodwill related to the reporting entity may be less than the current carrying amounts. The substantial doubt about the Company's ability to continue as a going concern is a factor which was considered in the impairment testing, specifically in terms of the number of years used in the discounted cash flow analyses. However, management's view is that the contracts signed as described above and funds raised provide additional assurance that the goodwill attributed to the Entity is not impaired and that the Company will be able to continue as a going concern for a period of at least twelve months.

  If you have any questions or comments, please do not hesitate to contact the writer at (604) 460-7631.

  Sincerely,

  /s/ Michael J. Schutz_____________________________

  Michael J. Schutz

  Chief Financial Officer and Treasurer

  Most Home Corp.